FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 or
15d-16 under the securities exchange act of 1934

For the month of April 2005

KERZNER INTERNATIONAL LIMITED
(Translation of registrant's name into English)

Coral Towers, Paradise Island, The Bahamas
(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports
under cover of Form 20-F or Form 40-F.

Form 20-F _X_ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper
as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper
as permitted by Regulation S-T Rule 101(b)(7):_____

Indicate by check mark whether the registrant by furnishing the information
contained in this Form is also thereby furnishing the information to the Commission
pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No _X_

If "yes" is marked, indicate below this file number assigned to
the registrant in connection with Rule 12g-3-2(b): _____

This Current Report on Form 6-K is incorporated by reference into
(i) the Registration Statement on Form F-3/A filed on August 23, 2004, File No. 333-117110,
(ii) the Registration Statement on Form F-3 filed on May 23, 2002, File No. 333-88854,
(iii) Form S-8 filed on October 11, 2002, File No. 333-100522,
(iv) Form S-8 filed on December 7, 2000, File No. 333-51446, and
(v) Form S-8 filed on December 17, 1996, File No. 333-1540.

Kerzner International Limited 6-K

Kerzner International Limited ("KZL") holds a 37.5% interest in BLB Investors, LLC ("BLB"), which in turn owns approximately 22% of the outstanding ordinary shares of Wembley plc ("Wembley"). On February 7, 2005, Wembley announced that it had entered into a purchase agreement with BLB pursuant to which BLB will purchase Wembley's US operations. This transaction is subject to certain conditions, including the passage of legislation in Rhode Island and the entry into a revenue-sharing arrangement with an agency of the State of Rhode Island. Wembley and BLB have agreed to extend the date on which either party may terminate the sale agreement if completion of the sale has not occurred from the current May 30, 2005 deadline to June 30, 2005. In addition, the two parties have agreed that the agreement may be terminated by either party if the enabling legislation with respect to a long-term revenue sharing arrangement has not been enacted by the Rhode Island State legislature on or before May 31, 2005. Wembley's announcement and the related amendment to the stock purchase agreement with respect to the proposed transaction are attached to this report.

Forward-Looking Statements

This report contains forward-looking statements, which are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve risks and uncertainties, which are described in Kerzner's public filings with the Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 7, 2005   KERZNER INTERNATIONAL LIMITED

By: /s/John R. Allison
Name: John R. Allison
Title: Executive Vice President
                 Chief Financial Officer

EXHIBIT LIST

Exhibit	Description
99(1)	Press Release on April 7, 2005 —–Wembley plc announces agreed alterations to the conditional agreement for the sale of US gaming division and the return of $5m from US escrow account
99(2)	Amendment No. 1 to stock purchase agreement by and among BLB Investors, L.L.C., BLB Worldwide Holdings, Inc., Wembley plc, Wembley Holdings Ltd. and Wembley, Inc.

Exhibit 99(1)

FOR IMMEDIATE RELEASE

Wembley plc

Agreed alterations to the conditional agreement for the sale of US gaming division and the return of $5m from US escrow account

Wembley plc today announced amendments to the termination date for the conditional agreement for the sale of its US gaming division to BLB Investors LLC ("BLB"). A key condition was BLB agreeing a long-term revenue sharing arrangement with the State of Rhode Island and its formal ratification by the Rhode Island State legislature. Long-term revenue sharing enabling legislation was introduced into both the Senate and the House of Representatives in late March 2005.

In order to allow sufficient time for the enabling legislation to be passed, Wembley and BLB have agreed to extend the date on which either party may terminate the sale agreement if completion of the sale has not occurred from the current 30 May 2005 deadline to 30 June 2005. In addition, the two parties have agreed that the agreement may be terminated by either party if the enabling legislation with respect to a long-term revenue sharing arrangement has not been enacted by the Rhode Island State legislature on or before 31 May 2005.

Wembley is also pleased to announce the receipt of $5m plus interest from the escrow account set up with the US Attorney for Rhode Island and the confirmation that the maximum fine payable by Lincoln Park Inc in the event of a conviction on all charges is $3m.

7 April 2005

Enquiries

Wembley plc   **Tel: 020 8795 8003**
Mark Elliott
Eric Tracey

College Hill   **Tel: 020 7457 2020**
Matthew Smallwood
Justine Warren

Exhibit 99(2)

AMENDMENT NO. 1 TO
STOCK PURCHASE AGREEMENT

This AMENDMENT NO. 1 TO STOCK PURCHASE AGREEMENT (this "**Amendment No. 1**") is entered into as of April 6, 2005 by and among BLB INVESTORS, L.L.C., a Delaware limited liability company (**"BLB"**), BLB WORLDWIDE HOLDINGS, INC., a Delaware corporation ("**Purchaser**"), WEMBLEY PLC, a public company registered under the laws of England and Wales ("**Wembley**"), WEMBLEY HOLDINGS LTD., a company registered under the laws of England and Wales ("**Seller**"), and WEMBLEY, INC., a Delaware corporation (the "**Company**" and, collectively with BLB, Purchaser, Wembley and Seller, the **"Parties"**).

W I T N E S S E T H:

WHEREAS, the Parties entered into the Stock Purchase Agreement, dated as of February 7, 2005 (the "**Stock Purchase Agreement**"), by and among BLB, Purchaser, Wembley, Seller and the Company, as amended, pursuant to which Purchaser agreed to purchase from Seller, and Seller agreed to sell to Purchaser, upon the satisfaction of certain conditions, the Purchased Shares; and

WHEREAS, the Parties desire to amend the Stock Purchase Agreement to modify the termination provisions thereof; and

WHEREAS, the Parties desire to set forth their understandings and agreements herein;

NOW, THEREFORE, in consideration of the foregoing premises and mutual covenants herein contained, the parties hereto do hereby agree as follows:

ARTICLE I

DEFINITIONS

Section 1.01.   Capitalized Terms. Capitalized terms used and not defined herein have the meanings assigned to them in the Stock Purchase Agreement.

ARTICLE II

AMENDMENTS

Section 2.01.   Termination.

a.   Section 9.1(b) of the Stock Purchase Agreement shall be amended and restated in its entirety as follows:

"(b) by either Wembley (on behalf of the Wembley Parties), on the one hand, or BLB (on behalf of itself and Purchaser), on the other hand, if (x) all applicable enabling legislation with respect to the Revenue Sharing Agreement on terms not materially different from those set forth on Exhibit D hereto shall not have been enacted by the Rhode Island state legislature by May 31, 2005 or (y) the Closing shall not have occurred by June 30, 2005; provided, that the right to terminate this Agreement under this Section 9.1(b) shall not be available (i) to Wembley if the failure of any Wembley Party to fulfill any obligation under this Agreement shall be the cause of the failure to occur of either of the events set forth in clauses (x) and (y) above on or before the relevant date, or (ii) to BLB if the failure of BLB or Purchaser to fulfill any obligation under this Agreement shall be the cause of the failure to occur of either of the events set forth in clauses (x) and (y) above on or before the relevant date;".

ARTICLE III

MISCELLANEOUS

Section 3.01.   Headings. The headings used in this Amendment No. 1 are for convenience only and are not to be considered in construing this Amendment No. 1.

Section 3.02.   Remainder of Agreement. Except as previously amended pursuant to the letter agreement dated as of March 3, 2005 among the Parties and as expressly amended hereby, the Stock Purchase Agreement is in all respects ratified and confirmed by all of the parties hereto and the terms thereof shall remain in full force and effect, except as expressly provided herein, and no waiver or modification of the terms or conditions thereof is intended or to be inferred.

Section 3.03.   Counterparts. This Amendment No. 1 may be executed by manual or facsimile signature in counterparts, each of which shall be deemed to be an original but all of which when taken together shall constitute one and the same instrument.

Section 3.04.   Governing Law. **THIS AMENDMENT NO. 1 SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK, WITHOUT GIVING EFFECT TO THE PRINCIPLES OF CONFLICTS OF LAW.**

Section 3.05.   Agreement Binding upon Successors and Assigns. Except as otherwise specifically provided, this Amendment No. 1 shall inure to the benefit of and shall be binding upon the successors and assigns of the respective Parties hereto.

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IN WITNESS WHEREOF, each of the Parties has caused its corporate name to be hereunto subscribed by its officer thereunto duly authorized all as of the day and year first above written.

BLB INVESTORS, L.L.C.

By: /s/ Madison Grose

Title: President

BLB WORLDWIDE HOLDINGS, INC.

By: /s/ Madison Grose

Title: President

WEMBLEY PLC

By: /s/ Eric Tracey

Title: Director

WEMBLEY HOLDINGS LTD.

By: /s/ Eric Tracey

Title: Director

WEMBLEY, INC.

By: /s/ Eric Tracey

Title: Director